Exhibit 1

Denison Mines Corp.

Atrium on Bay, 595 Bay Street, Suite 402

Toronto, ON M5G 2C2

Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON ANNOUNCES INTERSECTION OF NEW HIGHER

GRADE ZONE AT MUTANGA PROJECT, ZAMBIA

Toronto, ON – November 29, 2011… Denison Mines Corp. (TSX:DML) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased to announce the successful completion of Phase 2 of the two-phased 2011 drilling program on its 100% owned Mutanga uranium project in Zambia. The 2011 drilling program intersected some of the highest grade mineralized zones to date on the Mutanga project including drill hole DMC1036 which returned 1,828 ppm eU3O8 over 13.4 metres and DMC1143 which intersected 9.1 metres grading 1,253 ppm eU3O8, both of which were in the Dibwe East deposit.

Ron Hochstein, President and C.E.O. of Denison commented, “The results of the 2011 drill program have the potential to significantly expand the estimated mineral resources at the Mutanga project and have also identified higher grade primary mineralization at depth. Further drilling to expand the potential of this property will be undertaken in 2012.”

Based on internal estimates, Denison believes that the results from the 2011 drill program could potentially lead to an increase in Denison’s mineral resource estimates on the Mutanga project by 16 to 24 million pounds U3O8. However, there has been insufficient exploration to properly define an increase in the mineral resource estimate at this time. Moreover, it is not certain that further exploration will result in the delineation of additional mineral resources at the Mutanga project.

Phase 2 Drill Program

The Phase 2 drill program was comprised of a total of 9,577 metres drilled in 91 diamond and reverse circulation holes between the months of July and October 2011. Drilling was completed in three zones including Dibwe East Zones 1 and 2 and Mutanga West.

The preliminary results of the Phase 2 drilling program in Dibwe East Zones 1 and 2 have confirmed the continuity of the mineralization identified in the Phase 1 drilling program, extended mineralization northeast of Zone 1 and southwest of Zone 2, and extended the higher grade mineralization in Zone 1 both along strike and at depth. The combined strike length of the uranium mineralization in Dibwe East Zones 1 and 2 has been confirmed to be greater than four kilometres at depths of up to 141 metres from surface and typically occurring as stacked multiple horizons. Uranium mineralization in the area still remains open along strike to both the northeast and the southwest.

Drilling at Mutanga West was limited due to positive results in Dibwe East Zones 1 and 2 with the three holes completed to the northwest of the mineralization yielding no significant results. The mineralization appears to be confined to the upper 40 metres from surface but still needs to be tested at depth.

Of the 91 holes drilled, three were historic Phase 1 drill holes which were deepened to test for mineralization at depth. The most significant of these three deepened holes was DMC1036 in Dibwe East Zone 1, which intersected a 13.4 metre interval averaging 1,828 ppm eU3O8. With the discovery of mineralization below 120 metres, some of the remaining Phase 2 holes in Zone 1 were also deepened from 120 metres to 150 metres.

The most significant holes from Dibwe East Zone 1 were DMC1143, which intersected a 9.1 metre interval averaging 1,253 ppm eU3O8, and DMD1107, which intersected a 14.9 metre interval averaging 1,121 ppm eU3O8. Both of these holes intersected mineralization below 120 metres. At the Dibwe East Zone 2 area, DMC1141 extended the mineralization to the southwest by intersecting a 9.4 metre interval averaging 419 ppm.

Some of the better mineralized intersections from these holes are listed in Table 1 and their locations are shown on the attached map. A complete list of results from all Phase 2 drill holes can be found on Denison’s website at www.denisonmines.com.

Table 1: Highlights of Phase 2 Drill Program

	September 30,	September 30,	September 30,	September 30,
Target	Drill Hole	From (m)	Thickness (m)	Grade (ppm eU3O8)
Dibwe East Zone 1	DMC1036	15.75	16.2	162
	And	33.75	4.4	178
	And	111.05	13.4	1,828
	And	136.85	1.7	391
	And	139.65	1.3	626
Dibwe East Zone 1	DMD1107	21.25	13.9	285
	And	114.85	14.9	1,121
	And	133.15	2.8	319
Dibwe East Zone 1	DMC1143	10.95	23	605
	And	69.15	2.9	241
	And	89.75	1.6	467
	And	92.55	9.1	1,253
	And	108.25	9	702
	And	120.95	1.7	378
Dibwe East Zone 2	DMC1141	75.25	1.6	203
	And	78.05	1	506
	And	81.25	9.4	419

The grades reported are equivalent U3O8 grades based on down-hole radiometric probing at a cut-off grade of 100 ppm U3O8; geochemical assay results have not been received at this time. All intersections and geological interpretations are based on diamond drill core or reverse circulation drill chips only and mineralized intervals may not represent true thickness.

During the 2011 drilling program, ALS Minerals of South Africa was contracted to conduct a mineralogical analysis of four core samples from various depths representing the three distinct mineralized horizons in Dibwe East Zones 1 and 2. An automated Mineral Liberation Analyser (MLA) was used to determine the uranium minerals present along with the associated gangue.

Results of this study indicated that the deep uranium mineralization intersected at depth is characterized mainly by primary uranium minerals Coffinite and Ti-Coffinite, and the shallow mineralization is characterized mainly by the secondary uranium mineral Phurcalite. This is the first known occurrence of high-grade primary uranium mineralization identified on the Mutanga property.

With the positive results of the Phase 2 drilling program, Denison intends to prepare a mineral resource estimate for Dibwe East Zones 1 and 2 in accordance with the requirements of National Instrument 43-101 (“NI 43-101”) by the end of the first quarter of 2012.

Qualified Person

The technical information contained in this press release related to the above described exploration activities is under the supervision of Lawson Forand, Denison’s Exploration Manager, Saskatchewan, who is a Qualified Person in accordance with the requirements of National Instrument 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 28, 2011 filed under the Company’s profile on the SEDAR website.

About Denison

Denison Mines Corp. is an intermediate uranium producer with production in the U.S., combined with a diversified development portfolio of projects in the U.S., Canada, Zambia and Mongolia. Denison’s assets include its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. The Company also produces vanadium as a co-product from some of its mines in Colorado and Utah. Denison owns interests in world-class exploration projects in the Athabasca Basin in Saskatchewan, including its flagship project at Wheeler River, and in the southwestern United States, Mongolia and Zambia. Denison is the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium in concentrates and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

Jim Anderson	(416) 979-1991 Extension 372
Executive Vice President and CFO

Cautionary Statements Regarding Forward Looking Information

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; estimates regarding Denison’s uranium and vanadium production levels and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and development; and receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2011, available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov, as well as the following: global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium and vanadium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This press release may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DENISON MINES CORP.

DIBWE EAST ZONES and MUTANGA WEST DRILLING

Denison 100%

ZAMBIA
Mutanga
Kayelekera (Paladin)
Trekkopje (AREVA)
Rossing Mine (Rio Tinto)
Langer Heinrich (Paladin)
Uranium Mine
Under Construction
0
500
1000km

Mutanga Main
Mutanga West
Dibwe East Zone 1
Dibwe East Zone 2
Dibwe
Lake Kariba
Siavonga
Zambezi River
Karoo - Interbedded Sandstone/Siltstone, Mudstone and Conglomerate
Pre Karoo - Katanga Formation
Basement - Granite Gneiss Quartzite
Fault
0
20 km

MUTANGA MAIN
MUTANGA WEST
DIBWE EAST ZONE 1
DIBWE EAST ZONE 2
DMC1127
DMC1108
DMC1115
DMC1070
DMC1060
DMC1128
DMC1059
DMC1067
DMD1107
DMC1036
DMC1100
DMC1143
DMC1144
DMC1146
DMC1133
DMC1137
DMC1141
7.35
6.73
6.12
5.50
4.88
4.27
3.65
3.04
2.42
1.81
Uranium (ppm)
Phase 2 Drill Holes
Phase 1 Drill Holes
Historic Drill Holes
0
200
400
800
metres
2006 - Airborne Radiometric Uranium (NASVD)